Oaktree Acquisition Corp.

333 South Grand Avenue

28th Floor

Los Angeles, CA 90071

July 16, 2019

VIA EDGAR

Securities and Exchange Commission

Division of Corporation Finance

Office of Electronics and Machinery

100 F Street, NE

Washington, D.C. 20549

Re:	Oaktree Acquisition Corp.

Amendment No. 2 to Registration Statement on Form S-1

Filed July 12, 2019

File No. 333-232444

Ladies and Gentlemen:

This letter sets forth responses of Oaktree Acquisition Corp. (the “Company”) to the comments of the staff of the Division of Corporation Finance (the “Staff”) of the U.S. Securities and Exchange Commission (the “Commission”) set forth in your letter dated July 15, 2019, with respect to the above referenced Registration Statement on Form S-1 (the “Registration Statement”).

The text of the Staff’s comments has been included in this letter for your convenience, and we have numbered the paragraphs below to correspond to the numbers in the Staff’s letter. For your convenience, we have also set forth the Company’s response to each of the numbered comments immediately below each numbered comment.

In addition, the Company has revised Exhibits 5.1 and 5.2 to the Registration Statement in response to the Staff’s comments and the Company is concurrently filing an amendment to the Registration Statement with this letter, which includes these revised exhibits.

Amendment No. 2 to Registration Statement on Form S-1 filed July 12, 2019

Exhibit 5.1, page II-2

1.

Staff’s Comment: We note your response to prior comment 1; however, if primary counsel is expressly relying on local counsel’s opinion, primary counsel’s opinion must cover the law of the jurisdiction of organization. For guidance, see footnote 21 and the related text in Staff Legal Bulletin No 19. (October 14, 2011) available on the Commission’s website. We note that exhibit 5.1 indicates that it expresses no opinion as to the applicability of any laws except the laws of the state of New York. Please file revised opinions as appropriate.

Response: The Company acknowledges the Staff’s comment and advises the Staff that Kirkland & Ellis LLP has revised its opinion to delete the sentence indicating that it is relying on the opinion of Cayman Islands counsel, and inserting certain limited assumptions related to Cayman Islands law.

Exhibit 5.2, page II-2

2.

Staff’s Comment: We note your response to prior comment 3 and the assumption that the “Memorandum and Articles of Association will remain the Memorandum and Articles of Association in effect on the issuance of the Ordinary Shares.” From Schedule 1 to the opinion, it appears that this assumption is referring to the Amended and Restated Memorandum and Articles of Association filed as Exhibit 3.2 to the registration statement and that that corporate document is not yet in effect. As indicated in our prior comment 3, the opinion should not contain assumptions regarding filing of corporate documents. Likewise, we note assumption 1 regarding who has been given power to execute documents and resolutions, assumption 2 that the Resolutions have been duly executed, and assumptions 6 and 7 regarding authorization of the registration statement, warrant documents and underwriting agreement. Please file an opinion that does not contain inappropriate assumptions. For guidance, please refer to Part II.B.3.a of Staff Legal Bulletin No. 19.

Response: The Company acknowledges the Staff’s comment and advises the Staff that Walkers has revised its opinion in response to the Staff’s comment.

3.

Staff’s Comment: We note your response to prior comment 4. Given that opinion 2 opines in part that “upon the issue of the Ordinary Shares..., delivery and payment therefore by the purchaser in accordance with the Memorandum and Articles of Association (as defined in Schedule 1) and in the manner contemplated by the Registration Statement,” it remains unclear why the fifth assumption is necessary or appropriate. Please file a revised opinion accordingly.

Response: The Company acknowledges the Staff’s comment and advises the Staff that Walkers has revised its opinion in response to the Staff’s comment.

4.

Staff’s Comment: Given the how the terms “Ordinary Shares” and “Warrants” are defined in clauses (i) on the first page of this exhibit, it is unclear whether the opinions in paragraphs 2 and 3 on page 2 of the exhibit refer to the securities included in the over-allotment option. Please file an opinion that clarifies.

Response: The Company acknowledges the Staff’s comment and advises the Staff that Walkers has revised its opinion in response to the Staff’s comment.

5.

Staff’s Comment: We note that the exhibit’s opinion regarding whether the shares are non-assessable addresses whether additional sums may be levied on the holder by the registrant. Please file an opinion that addresses whether the security holder is liable, solely because of security holder status, for additional assessments or calls on the security by the registrant or its creditors. For guidance, see section II.B.1.a of Staff Legal Bulletin No. 1.

Response: The Company acknowledges the Staff’s comment and advises the Staff that Walkers has revised its opinion in response to the Staff’s comment.

6.

Staff’s Comment: Given that the opinions in paragraphs 2 and 3 on page 2 appear to be conditioned on the shares being issued in accordance with the Memorandum and Articles of Association, it is unclear whether counsel has determined that the offering as described in the prospectus satisfies the requirements of the Memorandum and Articles of Association. Therefore, please file an opinion that addresses whether the offered shares will be when sold legally issued, which includes addressing whether the securities have been issued in compliance with the registrant’s Memorandum and Articles of Association. For guidance, see Section II.B.1.a of Staff Legal Bulletin No. 19.

Response: The Company acknowledges the Staff’s comment and advises the Staff that Walkers has revised its opinion in response to the Staff’s comment.

7.	Staff’s Comment: Please address prior comment 5 as it applies to each place in which you counsel is named in your registration statement. We note for example your disclosure on page 75.

Response: The Company acknowledges the Staff’s comment and advises the Staff that Walkers has revised its opinion in response to the Staff’s comment.

8.

Staff’s Comment: Given clauses (f), (g) and (i) on page 4, it appears that counsel may not have not made all legal conclusions necessary to determine enforceability. Please tell us why those clauses are necessary and appropriate.

Response: The Company acknowledges the Staff’s comment and advises the Staff that Walkers has deleted the enforceability opinion in paragraph 4 from its opinion and has accordingly deleted all qualifications related to enforceability.

We hope that the foregoing has been responsive to the Staff’s comments. If you have any questions related to this letter, please contact Christian O. Nagler at (212) 446-4660 and Peter S. Seligson at (212) 446-4756 of Kirkland & Ellis LLP.

Sincerely,

/s/ Patrick McCaney
Patrick McCaney

Via E-mail:

cc:	Christian O. Nagler

Peter S. Seligson

Kirkland & Ellis LLP

Paul D. Tropp

Christopher J. Capuzzi

Ropes & Gray LLP

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